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ANNUAL AUDITED REPORT
(FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48552

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2004___ AND ENDING ___DECEMBER 31, 2004___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CAMBRIDGE INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 RIVERSIDE AVENUE
(No. And Street)

WESTPORT,	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOANNE BARTMESS   (203) 227-0313
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ ´ WILLIAM H. WEBER _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ CAMBRIDGE INTERNATIONAL SECURITIES, INC. _____ , as of _____ DECEMBER 31, 2004 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).

CAMBRIDGE INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

FULVIO & ASSOCIATES. L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York. New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Cambridge International Securities, Inc.:

We have audited the accompanying statement of financial condition of Cambridge International Securities, Inc. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cambridge International Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 1, 2005

CAMBRIDGE INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 1,263,666
Receivable from clearing broker	228,865
Securities owned	3,300
Furniture and equipment (net of accumulated depreciation of $147,079)	8,915
Security deposit & other expenses	66,870
TOTAL ASSETS	**$ 1,571,616**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses payable	12,642
Total Liabilities	12,642
Shareholders' Equity:	
Common stock, no par value, 1,500 shares authorized, 1,500 shares issued and outstanding	1,000
Retained earnings	1,557,974
Total Shareholders' Equity	1,558,974
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,571,616

The accompanying notes are an integral part of this financial statement.

NOTE 1.   SIGNIFICANT BUSINESS ACTIVITIES

Cambridge International Securities, Inc., (the "Company"), is a registered broker-dealer, which primarily serves institutional clients by providing trading and brokerage services.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

Its clearing broker, Pershing LLC, pursuant to the clearance agreement, performs the clearing and depository operations for the Company's proprietary transactions. At December 31, 2004, the receivable from the brokers and dealers reflected on the statement of financial condition was substantially in cash and due from this clearing broker.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on a trade date basis. Depreciation and amortization are provided for in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturity of three months or less when purchased, to be cash equivalents.

NOTE 3.   INCOME TAXES

The Company has elected to be taxed as a subchapter S corporation pursuant to the Internal Revenue Code. As such, it is exempt from Federal and Connecticut state corporate taxes.

NOTE 4.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 or 6 2/3% of its aggregate indebtedness as defined, whichever is greater. At December 31, 2004, the Company had net capital of $ 1,479,889 and excess net capital of $ 1,379,889.

NOTE 5.   COMMITMENTS

The Company has a noncancellable lease on its office that expires in 2008. Future minimum lease payments under the lease are as follows:

2005	112,056
2006	116,116
2007	120,176
2008	103,530

NOTE 6.   PENSION PLANS

The Company maintains non-contributory profit sharing and money purchase plans covering all full-time employees who qualify as to age and length of service. It is the Company's policy to make contributions to the plans as provided annually by the board of directors. Contributions for 2004 were $ 327,900.

NOTE 7.   STOCK OPTIONS

The company has granted an employee an option to purchase 100 shares of the company's common stock at $1.00 per share. The option is exercisable in the event of the sale of the company.